May 15, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-6010

Re:          Loews Corporation
Comment Letter dated April 23, 2009 (the “Comment Letter”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 25, 2009
Schedule 14A
Filed on April 7, 2009
File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated April 23, 2009 from the Commission (the “Comment Letter”) with regard to the above captioned filings. Our responses to the Comment Letter are set forth below. To the extent applicable, our responses are consistent with the responses provided separately by our subsidiary, CNA Financial Corporation (“CNA”). Our responses are organized by reference to the applicable numbers used in the Comment Letter. For your convenience, the comments presented in the Comment Letter have been repeated herein and are followed by our responses.

Form 10-K for the Year Ended December 31, 2008

Item 1.  Business

Property and Casualty Claim and Claim Adjustment Expenses, page 6

Comment 1

Please revise your loss reserve development table to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented.

Company Response

Beginning with our 2009 Annual Report on Form 10-K, we will revise our loss reserve development table to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis for each year presented. The revised disclosure will include a line item captioned “Total gross (deficiency) redundancy” that will present the difference between the “Originally reported gross reserves for unpaid claim and claim adjustment expenses” and the “Total gross re-estimated reserves.”

United States Securities and Exchange Commission
May 15, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Investments, page 48

Comment 2

We acknowledge your disclosures on page 110, in Note 3 to your consolidated financial statements and in other parts of your document presenting the ratings of your investment portfolio. Please revise your disclosures to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Company Response

In our 2nd Quarter 2009 Report on Form 10-Q, we will add disclosure to provide further details on the securities in our investment portfolio that are guaranteed by third party mono-line insurers. For purposes of illustration, if we were to add this type of enhanced disclosure to our 2008 Annual Report on Form 10-K, the following would appear after the table summarizing the ratings of CNA’s fixed income bond portfolio on page 110 of this filing (new language is indicated through the use of italics):

Included within the fixed income portfolio are securities that contain credit support from third party guarantees from mono-line insurers. The ratings on these securities reflect the greater of the underlying rating of the issuer or the insured rating. At December 31, 2008, $972 million of the carrying value of the fixed income portfolio carried a third party guarantee that increased the underlying rating of those securities from A to AA+. Of this amount, 94% was within the tax-exempt bond segment. The third party credit support on tax-exempt bonds comes from eight mono-line insurers, the largest based on fair value being Financial Security Assurance Inc. at 47%, MBIA Insurance Group, Inc at 25% and Financial Guaranty Insurance Company at 18%.

Additionally, responding to the Staff’s inquiry regarding direct exposure, at December 31, 2008 we had direct investments in two financial guarantee insurers totaling approximately $8 million. We do not believe this represents a significant concentration requiring disclosure.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 127

Comment 3

Please tell us why “receipts of investment contract account balances” in financing activities is $4 million or less for each of the years presented.

Company Response

Receipts of investment contract account balances represent cash received from policyholders related to certain deposit-type products within our pension deposit business. These products included the indexed group annuity portion of our pension deposit business, which we exited in 2008. The exit from this business was disclosed on page 135 of our 2008 Annual Report on Form 10-K in the “Policyholders’ funds reserves” section. The remaining products have been in run-off for several years and we have only accepted additional deposits from existing policyholders as required.

United States Securities and Exchange Commission
May 15, 2009

Comment 4

With respect to “return of investment contract account balances” in financing activities, please tell us whether and if so to what extent this line item includes amounts related to income credited to the account balance. If not, please tell us where in the statement of cash flows you classify these amounts.

Company Response

Return of investment contract account balances in financing activities consists of both principal and accumulated interest. Investment income earned on the assets supporting policyholder funds and interest credited to the policyholder funds liability for these deposit-type products within our pension deposit business, including the indexed group annuity portion, is reflected in the operating activities section of our cash flow statement consistent with guidance in SFAS No. 95, “Statement of Cash Flows.”

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Deferred Acquisition Costs, page 136

Comment 5

Your combined ratio has been 109%, 107.9% and 106% over the last three years and the loss and loss adjustment expense ratio has increased from 75.7% to 78.7% over this period. Please tell us the factors that you considered in concluding that a premium deficiency did not exist for any of your lines of business. Please also disclose the timing of the deferred acquisition costs impairment analysis and the methodology used to determine if there is a premium deficiency. Please refer to paragraphs 32-37 of SFAS 60.

Company Response

The $1,125 million deferred acquisition cost (“DAC”) balance at December 31, 2008 is comprised of $653 million related to CNA’s core property and casualty segments, Standard Lines and Specialty Lines, and $472 million related to the Life & Group Non-Core segment.

The Staff’s comment references CNA’s reported loss and loss adjustment expense and combined ratios for 2008, 2007 and 2006. The cited ratios relate to all property and casualty business, including losses related to the asbestos, environmental pollution and other mass tort exposures reported in the Other Insurance segment which has no DAC. The comparable ratios for that three year period for the core property and casualty segments were combined ratios of 98.0%, 94.6% and 96.4% and loss and loss adjustment expense ratios from 65.1% to 68.2%.

For short-duration property and casualty contracts, CNA performs an annual analysis of DAC recoverability, and in 2008 that analysis was performed in the third quarter. The recoverability analysis may be performed more frequently as circumstances warrant. The analysis consisted of comparing estimated future loss costs, policyholder dividends, maintenance costs and amortization of unamortized DAC for the core property casualty segments to the unearned premium at that date. As disclosed on page 136 of our Annual Report on Form 10-K, anticipated investment income is considered in the recoverability analysis. Consistent with the ratios noted above for the core property and casualty segments, the DAC was determined to be recoverable.

The Life & Group Non-Core DAC relates to CNA long-duration long term care business. The DAC on this business is charged to expense using methods that include the same assumptions used in estimating the liability for future policy benefits.

The recoverability of the long term care DAC is considered annually as part the actuarial analysis of reserve adequacy. The analysis incorporates actual experience with respect to investment yields, morbidity, terminations and expenses. Based on the actuarial analysis we determined that the long term care DAC is recoverable.

United States Securities and Exchange Commission
May 15, 2009

Note 3 - Investments, page 140

Comment 6

Due to the varying default rates of non-investment grade bonds please disclose the respective dollar amount and the related credit ratings of your non-investment grade bonds. Please also disclose industry or regional concentrations and your maximum exposure to loss for these investments as required by paragraph 15A of SFAS 107.

Company Response

In our 2nd Quarter 2009 Report on Form 10-Q, we will add disclosure to provide further details on the non-investment grade bonds in our investment portfolio. For purposes of illustration but using March 31, 2009 data, if we were to add this type of enhanced discussion to our 2008 Annual Report on Form 10-K, we would move the existing disclosure on non-investment grade bonds from the middle of page 110 so that it would appear below the ratings table and we would add the following detail (new language is indicated through the use of italics):

Non-investment grade bonds, as presented in the table below, are primarily high-yield securities rated below BBB- by bond rating agencies, as well as other unrated securities that, according to our analysis, are below investment grade. Non-investment grade securities generally involve a greater degree of risk than investment grade securities.

The following table summarizes the ratings of CNA’s non-investment grade fixed income bond portfolio at carrying value.

	March 31, 2009		December 31, 2008
(In millions of dollars)

BB	$1,400	49%	$1,581	61%
B	1,002	35	740	29
CCC-C	436	15	232	9
D	35	1	16	1
	$2,873	100%	$2,569	100%

Additionally, regarding your request to disclose any concentrations, there are no concentrations of risk to be disclosed as required by paragraph 15A of SFAS 107 as of March 31, 2009. The non-investment grade holdings are diversified across 13 sectors with no more than 16% in any one sector which was Mortgage-Backed Securities followed by consumer cyclical corporate bonds at 15%.

Comment 7

You disclose that asset-backed securities represent $7.8 billion or over 26% of your fixed income securities. You also disclose that you recognize investment income using the effective-yield method based on estimated cash flows. Please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your asset and mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired. Please also enhance the disclosures related to unrealized losses on your various asset and mortgage-backed securities, to support your assertion that you will collect all of the estimated cash flows.

Company Response

Please refer to our disclosures on page 144 of our 2008 Annual Report on Form 10-K within the unrealized loss discussion under the “Asset-Backed Securities” heading. We disclose that our modeling and analysis of unrealized losses takes into account multiple factors. The asset and mortgage portfolio includes 515 securities in an unrealized loss position. By their nature, each of these securities are unique as to deal structure and composition of the underlying collateral. As a result, assumptions used in modeling the cash flow expectations are also unique to each

United States Securities and Exchange Commission
May 15, 2009

collateral type. While we have a robust quarterly documentation process that details the results of the modeling at the security level, after careful consideration, we submit that aggregating this analysis to a meaningful level for presentation in our annual filing is not practical.

In addition, our process analyzes each security’s expected cash flows using assumptions representative of current market conditions. The assumptions are then modified to test the sensitivity of the cash flows to changes in stressed future market conditions. These outcomes along with all other relevant facts and circumstances are considered in our other-than-temporary impairment (“OTTI”) decisions.

Within the Asset-Backed securities category, securities subject to Emerging Issues Task Force (“EITF”) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” as amended by FSP EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” are monitored for significant adverse changes in cash flow projections. For the year ended December 31, 2008, there were OTTI losses of $324 million recorded on 55 securities subject to EITF 99-20 where the cash flow expectations had changed significantly from the original expectations. In all other cases, based on current information available, the results of our modeling did not demonstrate any evidence that the impairment was other-than-temporary.

Comment 8

You disclose that you have investments in a number of limited partnerships that employ strategies that generate returns through investing in securities that are marketable while engaging in various risk management techniques primarily in fixed and public equity markets. Some of these limited partnership investment strategies may include low levels of leverage and hedging that potentially introduce more volatility and risk to the partnership returns. Please enhance your disclosures with respect to limited partnership investments as follows:

•	Disclose the amounts allocated to each respective investment strategy;
•	Provide a more robust description of each investment strategy;
•	Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk;
•	Disclose how you determine fair value for your limited partnership investments; and
•	Provide a sensitivity analysis of reasonably likely returns on your limited partnership investments and the related assumptions.

Company Response

As stated in Note 1 - Summary of Significant Accounting Policies under the heading “Investments” located on page 132 of our 2008 Annual Report on Form 10-K, the Company’s carrying value of investments in limited partnerships is its share of the net asset value of each partnership, as determined by the general partner. Changes in net asset values are accounted for using the equity method and recorded within Net investment income on the Consolidated Statements of Operations.

In addition, in our 2nd Quarter 2009 Report on Form 10-Q, we will add disclosure to provide further details on the limited partnerships in our investment portfolio. For purposes of illustration, if we were to add this type of enhanced disclosure to our 2008 Annual Report on Form 10-K, the current “Limited Partnerships” section located on page 148 of this filing would be revised as indicated below (new language is indicated through the use of italics).

Limited Partnerships
The carrying value of limited partnerships as of December 31, 2008 and 2007 was $1.8 billion and $2.3 billion. At December 31, 2008, limited partnerships comprising 44.0% of the total carrying value are reported on a current basis through December 31, 2008 with no reporting lag, 41.6% are reported on a one month lag and the remainder are reported on more than a one month lag. As of December 31, 2008 and 2007, the Company had 85 and 88 active limited partnership investments. The number of limited partnerships held and the strategies employed provide diversification to the limited partnership portfolio and the overall invested asset portfolio.

United States Securities and Exchange Commission
May 15, 2009

Of the limited partnerships held, 89.5% or $1.6 billion in carrying value at December 31, 2008 and 91.2% or $2.1 billion at December 31, 2007, employ strategies that generate returns through investing in securities that are marketable while engaging in various risk management techniques primarily in fixed and public equity markets. These hedge fund strategies include both long and short positions in fixed income, equity and derivative instruments. The hedge fund strategies may seek to generate gains from mispriced or undervalued securities, price differentials between securities, distressed investments, sector rotation, or various arbitrage disciplines. Within hedge fund strategies, approximately 56.5% are equity related, 23.5% pursue a multi-strategy approach, 12.6% are focused on distressed investments and 7.4% are fixed income related.

Limited partnerships representing 7.1% or $126 million at December 31, 2008 and 5.8% or $133 million at December 31, 2007 were invested in private equity. The remaining 3.4% or $61 million at December 31, 2008 and 3.1% or $71 million at December 31, 2007 were invested in various other partnerships including real estate. The ten largest limited partnership positions held totaled $915 million and $1.2 billion as of December 31, 2008 and 2007. Based on the most recent information available regarding the Company’s percentage ownership of the individual limited partnerships, the carrying value and related income reflected in the Company’s 2008 and 2007 Consolidated Financial Statements represents approximately 3.4% and 4.3% of the aggregate partnership equity and 3.1% and 2.2% of the changes in partnership equity for all limited partnership investments.

The risks associated with limited partnership investments may include losses due to leveraging, short-selling, derivatives or other speculative investment practices. The use of leverage increases the level of returns and volatility generated by the underlying investment strategies.

Additionally, the limited partnership category is provided within our sensitivity analysis disclosures on pages 117-120 of our 2008 Annual Report on Form 10-K. In our 2009 Annual Report on Form 10-K, unless there is a significant change in the results of the analysis that would require disclosure in an earlier quarter, we will expand those disclosures to incorporate the methods used for estimating future limited partnership valuation changes. The value of limited partnerships can be affected by changes in equity markets as well as changes in interest rates. A model was developed to analyze the observed changes in the value of limited partnerships held by the Company in a 9 year period along with the corresponding changes in various equity indices and interest rates. The result of the model allowed us to estimate the change in value of limited partnerships when equity markets decline by 25% and interest rates increase by 100 basis points. Please note that our model considers all performance attributes of the partnerships including any leverage effect.

Comment 9

You disclose that securities transferred into Level 3 for the twelve months ended December 31, 2008 relate primarily to tax-exempt auction rate certificates. Please enhance your disclosures for auction rate securities as follows:

•	Disclose the dollar amount of your tax-exempt auction-rate securities according to the underlying credit rating, excluding the financial guarantee credit rating;
•	Disclose the amount of auction-rate securities that have a 0% or below market “penalty” interest rate;
•	Disclose the range of your exposure to losses given that auction-rate securities have been trading at discounts to their par amount;
•	Disclose how you determine fair value for your auction-rate securities; and
•	Provide a sensitivity analysis of reasonably likely returns on your auction rate securities and the related assumptions.

Company Response

In our 2nd Quarter 2009 Report on Form 10-Q we will add disclosures substantially consistent with the disclosures below (new language indicated through the use of italics):

The tax-exempt portfolio includes auction rate securities primarily issued by student loan agencies from ten states which are substantially guaranteed by The Federal Family Education Loan Program (“FFELP”). The fair value of these securities at December 31, 2008 was $713 million. These securities had a gross unrealized loss of $86 million.

United States Securities and Exchange Commission
May 15, 2009

At December 31, 2008, none of the auction rate securities held was paying below market penalty rates. The average rating on these holdings was AAA.

Securities transferred into Level 3 for the year ended December 31, 2008 related primarily to $1,004 million of fixed maturity tax-exempt auction rate certificates which were previously valued using Level 2 observable prices for similar securities. Due to decreased market activity, fair value is now determined utilizing a pricing model with three primary inputs. The interest rate and spread inputs are observable from like instruments while the maturity date assumption is unobservable due to the uncertain nature of the principal prepayments prior to maturity.

Additionally, regarding the Staff’s request for additional disclosure on sensitivity and range of loss on our auction rate securities, no principal loss is expected on these auction rate securities due to the 97% to 98% principal return guaranteed by FFELP. Interest earnings expectations are at or above highly rated commercial paper.

Note 4.  Fair Value, page 149

Comment 10

Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis.

Company Response

In our 2nd Quarter 2009 Report on Form 10-Q, we will revise this tabular disclosure as requested.

Note 11.  Income Taxes, page 124

Comment 11

Foreign earnings indefinitely reinvested overseas reduced your effective tax rate by 15% in 2008 compared to 2% in 2007 and 2006. Under Risk Factors on page 35 you disclose that you may be required to record additional income taxes on a future distribution of any unremitted foreign earnings and that such a distribution could have an adverse effect on your financial position, results of operations and cash flows. Please disclose the following:

•	The impact, if material, from earnings that are taxed at rates other than the U.S. statutory rate;
•	Specific plans for the reinvestment of the undistributed earnings in accordance with paragraph 12 of APB 23;
•
A description of the types of temporary differences for which a deferred tax liability has not been recognized and the types of events that would cause those differences to become taxable in accordance with paragraph 44a. of SFAS 109; and

•	The factors management considered in concluding that there is sufficient evidence that your foreign subsidiaries have invested or will invest the undistributed earnings indefinitely.

Company Response

We note the Staff’s comment regarding our disclosure of the impact of foreign earnings indefinitely reinvested overseas on the Company’s effective income tax rate. To provide the proper context, the primary component of the Company’s foreign earnings indefinitely reinvested relates to the operations of Diamond Offshore Drilling, Inc. (“Diamond Offshore,” a 50.4% owned subsidiary). These foreign earnings amounted to $87 million and $71 million in 2008 and 2007. Diamond Offshore’s foreign earnings indefinitely reinvested overseas amounted to less than 5% of Diamond Offshore’s pretax income.

The reduction in the Company’s effective income tax rate in 2008 was impacted by the following significant and unusual pretax charges and investment losses recorded in 2008 related to operations of the Company’s other subsidiaries:  (i) a $691 million impairment charge related to the carrying value of HighMount Exploration & Production LLC (“HighMount,” a wholly owned subsidiary) natural gas and oil properties; (ii) a $482 million

United States Securities and Exchange Commission
May 15, 2009

impairment charge related to HighMount’s goodwill; and (iii) investment losses of $1.3 billion realized by CNA Financial Corporation (“CNA,” a 90% owned subsidiary). Excluding these charges and losses, the impact of foreign earnings indefinitely reinvested overseas would have reduced the Company’s effective income tax rate by only 3%, which is comparable to prior years.

Historically, Diamond Offshore’s assertion of indefinite reinvestment in accordance with APB 23 has been evidenced by its use of foreign earnings to support its foreign activities and by the lack of any demonstrated or projected need for repatriation of foreign earnings to support its domestic operations. Prospectively, Diamond Offshore intends to continue to use its foreign earnings to support its foreign operations and there are a multitude of investment opportunities available internationally, such as the acquisition and upgrade of drilling rigs, which Diamond Offshore’s management continually evaluates. Finally, Diamond Offshore’s cash projections demonstrate that it will not be required to repatriate cash from its foreign subsidiary that would trigger a tax liability. Operating cash flows have allowed Diamond Offshore to pay special cash dividends over the past two years.

When measured in this context, we believe that the impact from earnings that are taxed at rates other than the U.S. statutory rate is not material to the Company’s financial statements.

Comment 12

Please tell us how you determined the amount of tax benefit to allocate to each financial statement component in accordance with paragraphs 35-38 of SFAS 109.

Company Response

The Company’s allocation of tax benefit or expense to each financial statement component is summarized in the following table:

		Continuing	Discontinued
Year Ended December 31, 2008	Total	Operations	Operations
(In millions)

Income before income tax and minority interest
- continuing operations	$587	$587
Income before income tax and minority interest
- discontinued operations	551		$551
Gain on disposal	4,413		4,413

Total income	$5,551	$587	$4,964

Income tax expense at statutory rate	$1,942	$205	$1,737

Increase (decrease) in income tax expense resulting from:
Exempt investment income	(119)	(119)
State and city income taxes	30	7	23
Foreign earnings indefinitely reinvested	(93)	(93)
Taxes related to domestic affiliate	46	46
Partnership earnings not subject to taxes	(31)	(31)
Domestic production activities deduction	(24)	(14)	(10)
Tax-free separation	(1,500)		(1,500)
Other	7	6	1

Income tax expense	$258	$7	$251

United States Securities and Exchange Commission
May 15, 2009

As shown in the table above, the tax expense of $7 million related to continuing operations was calculated based on the tax effect of pretax income from continuing operations that occurred during the year. There were no adjustments related to the realization of deferred tax assets, changes in tax laws, rates or status.

The remaining tax expense was allocated to discontinued operations reflecting the tax liability incurred from the gain on sale of Bulova Corporation and the tax expense attributable to the discontinued operations of Lorillard, Inc. (“Lorillard”). The Company disposed of Lorillard in a tax-free separation effected through:  (i) a redemption of its Carolina Group tracking stock in exchange for shares of Lorillard common stock; and (ii) an exchange of the remaining shares of Lorillard common stock for shares of Loews common stock. The accounting for the exchange of Lorillard common stock for Loews common stock resulted in a tax-free non-cash $4.3 billion gain on disposal.

In addition, the tax benefit of losses included in other comprehensive income, primarily unrealized holding losses on securities classified as available-for-sale, was credited directly to other comprehensive income.

DEF14A

Compensation Discussion and Analysis, page 9

NOTE:  The Company will reflect the responses to comments 13 through 17 regarding its Proxy Statement as appropriate in the next definitive Schedule 14A.

Incentive Compensation Awards, page 9

Comment 13

Please disclose the reason(s) that the Compensation Committee established 4% of Performance Based Income as the size of the bonus pool from which to draw 2008 incentive compensation awards.

Company Response

The Compensation Committee established the performance bonus pool (“Pool”) at 4% of Performance Based Income as an appropriate level to give it the ability to recognize the performance of Plan participants, which includes all of the Company’s executive officers, including the Named Executive Officer’s (“NEO”), while not unduly burdening the Company’s financial position with potential excessive compensation. There is no expectation that the entire Pool will, in fact, be awarded and paid out. The Committee’s practice has been to pay bonuses amounting to only a fraction of the Pool. The potential for excessive compensation is further limited by the setting of target levels as well as absolute maximum amounts for each NEO.

Comment 14

With respect to the items listed on pages 10 and 11 that the Compensation Committee specifically did not consider in the calculation of Performance Based Income for 2008, please disclose the reasons the Compensation Committee believed that the impact of these items would not be appropriate in measuring performance.

Company Response

Set forth below is a list of each item which the Compensation Committee excluded from consolidated net income in determining Performance Based Income and the reasons for such exclusion:

1.  The Effect of Accounting Changes.  This item was excluded for the following reasons (i) by its nature it is not a cash item; (ii) it is not within the control of the Company or any NEO, and (iii) it has the possibility of increasing or decreasing net income in ways that may not be predictable when Performance Based Income is established.

2.  Net Losses Attributed to the Impairment of Goodwill.  This item was excluded for the following reasons:  (i) it is a non-cash item, and (ii) under generally accepted accounting principles goodwill is accounted for under an

United States Securities and Exchange Commission
May 15, 2009

impairment based model under which goodwill is subject to reduction, resulting in charges to income, based on a decline in fair value, but cannot be increased in subsequent periods if fair values rise.

3.  Net Losses Attributed to Any Charges Resulting From the Application of the Full Cost Ceiling Limitation in Relation to the Valuation Ceiling of Proved Reserves at HighMount Exploration and Production, LLC.  This item was excluded for the following reasons:  (i) it is not a cash item; (ii) it is based upon a measurement of proved reserves reflecting a point-in-time spot price which does not take into account the long-lived nature of HighMount’s reserves; and (iii) like goodwill impairments, it cannot be increased in subsequent periods should prices rise.

4.  Realized Gains and Losses.  The Compensation Committee determined to exclude both realized gains and realized losses since, at least to a certain extent, the decision to realize a gain or a loss could be a discretionary decision. Accordingly, by excluding realized gains and losses, any implication that an individual could be wrongly motivated in taking or failing to take a gain or loss in an effort to impact consolidated net income would be removed. In addition, a significant component of the Company’s realized investment gains and losses in recent years has included OTTI of investment securities. As is the case with respect to goodwill impairments and charges relating to the ceiling test, OTTI can only result in charges; any subsequent increase in the market value of an impaired security can only be recognized if that security is sold.

5.  Charges Relating to Reserve Strengthening and Adverse Dividend or Premium Development at CNA Associated with Accident Years Prior to 2000 Related to Claims Within a Limited Number of Claim Categories.  The Compensation Committee determined to exclude these charges because it believed that reserving practices and discussions made prior to 2000 in areas where there has been significant and unanticipated adverse developments with respect to a limited number of claim categories, principally asbestos, pollution and mass tort claims, is not an appropriate measure of current performance.

6.  Catastrophe Losses of CNA in Excess of CNA’s 2008 Budgeted Amount, but Not Less Than Such Budgeted Amount.  The level of catastrophes that impact a property and casualty insurer is, of course, unpredictable and, accordingly, not an appropriate way to measure performance. On the other hand, Performance Based Income should not be increased just because of a low level of catastrophes in any year. The Compensation Committee believes that the amount for catastrophe losses budgeted at the beginning of each year – which at times has been higher or lower than the actual level of catastrophe losses – is more appropriate.

7.  Any Gain or Loss on Disposal of Discontinued Operations (but not income from operations of the discontinued business) Resulting From the Exchange of Lorillard, Inc. Common Stock for the Company’s Common Stock in the 2008 Spin Off of Lorillard, Inc.  When the Compensation Committee established the definition of Performance Based Income for 2008, it was advised by Management that in the event the proposed exchange offer of the Company’s Common Stock for newly issued shares of Lorillard, Inc. in connection with the separation of Lorillard, Inc. occurred in 2008, it could result in substantial non-cash income to the Company. In fact, as a result of the exchange offer which was consummated in June 2008, the Company recognized a tax-free gain of $4.3 billion, which was offset by an equal reduction in shareholders’ equity. Accordingly, this gain was excluded in determining Performance Based Income.

8.  Charges Relating to the Disposition, by Judgment or Settlement, of Smoking and Health Related Litigation, Excluding Litigation Related to Filter Cases.  The Company’s former subsidiary, Lorillard, Inc., has been subject to numerous claims for damages related to its cigarette business allegedly resulting from action taken many years ago. In connection with the spin-off of Lorillard, Inc., Lorillard indemnified the Company from any and all claims relating to the operation of its business, including smoking and health claims. In light of this, the Compensation Committee determined that any charges of this nature would not be appropriate in determining Performance Based Income in awarding incentive compensation.

An integral part of the implementation of the Incentive Compensation Plan by the Compensation Committee is the retention by the Committee of negative discretion with respect to the award to each NEO, allowing the Committee to reduce or eliminate any award notwithstanding the existence of Performance Based Income. This gives the Committee the flexibility to appropriately evaluate the performance of each NEO in light of, not only of the level of Performance Based Income, but in relation to the Company’s consolidated net income and the individual’s performance.

United States Securities and Exchange Commission
May 15, 2009

Comment 15

We note your statement on page 10 that the target award and maximum award for each NEO is determined “based on [the Compensation Committee’s] assessment of the individual’s expected performance of his duties.” Please disclose the criteria considered by the Committee in determining these award levels, including individual goals and objectives for each NEO.

Company Response

As stated in the Compensation Discussion and Analysis on page 9 of the Proxy Statement, the Compensation Committee’s practice is to set an overall level of cash compensation for each NEO. Since the Committee has adopted a policy of maximizing the deductibility of compensation, the Committee generally limits base salary to no more than $1 million, with the balance represented by the target award under the Incentive Compensation Plan. The Committee also establishes a maximum award which allows it to award additional compensation, exceeding the target amount, on a tax deductible basis, based on the evaluation of the performance of an individual in the context of the Company’s performance during the year, but it is the Committee’s practice that awards over the target are generally intended to be exceptions. The criteria used by the Committee in establishing the awards under the Incentive Compensation Plan include the Company’s anticipated financial performance, the Company’s compensation policy of reasonably rewarding superior performance, which supports the Company’s goal of increasing shareholder value, and the duties and responsibilities of the NEO.

Comment 16

We note your disclosure on page 11 that the Compensation Committee determined, for each NEO, to neither increase nor to reduce any award below the target set at the beginning of 2008. Please revise the disclosure to provide a discussion of the Compensation Committee’s assessment of the NEOs’ performance and the Company’s attainment of performance goals for 2008 that led it to conclude that the ultimate grant of the target awards was justified.

Company Response

The Compensation Committee’s determination to award the target amount for each NEO in 2008 is essentially qualitative, rather than formula-driven. In addition to the factors used in setting the award levels at the beginning of the performance period, the Committee took into account the following factors:  (i) an emphasis on consistent, long term, superior performance by the individual; (ii) the Committee’s evaluation of the performance of each NEO based on the direct observation of such performance, since each NEO regularly reports to the Board on the Company’s operations; (iii) with respect to each NEO, other than the CEO, executive sessions with the CEO in which each NEO’s performance is reviewed and evaluated; (iv) the Committee’s general practice not to exceed the target award, except in exceptional circumstances; (v) the Company’s performance during the year; (vi) the Committee’s compensation philosophy against excessive or unreasonable compensation levels; (vii) primarily with respect to the Company’s chief executive officer, his ability to demonstrate leadership, especially in the difficult economic and business climate in 2008; and (viii) with respect to each NEO, the successful accomplishment of the separation and spin-off of the Company’s former subsidiary, Lorillard, Inc.

The Committee does not assign any particular weighing to or emphasis on any one factor relative to another, but rather considers all of these factors in reaching its decision.

Compensation Committee Report on Executive Compensation, page 12

Comment 17

Please revise to provide the information required by Item 407(e)(4) of Regulation S-K.

United States Securities and Exchange Commission
May 15, 2009

Company Response

The Company did not respond to any of the items referred to in Item 407(e)(4) of Regulation S-K because none of the relationships or interests referred to exist. In the future, the Company will include a statement to that effect under the caption “Compensation Committee Interlocks and Insider Participation.”

Transactions with Related Parties, page 22

Comment 18

Please file as exhibits to the Form 10-K copies of the lease agreements between the company and Mrs. Joan Tisch for apartments in the Loews Regency Hotel, pursuant to which $761,000 was paid by Mrs. Tisch during 2008.

Company Response

The Lease Agreement between the Company and Mrs. Joan Tisch will be filed as an exhibit to our 2nd Quarter 2009 Report on Form 10-Q.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, our responses should not be considered an indication that we believe any disclosures in the captioned Form 10-K and Schedule 14A filings were inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via fax at (212) 521-2329.

Very truly yours,

/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President and
Chief Financial Officer

Cc:  Ibolya Ignat, Division of Corporation Finance Staff Accountant